Exhibit 99.1

Turquoise Hill Resources Ltd.

Condensed Interim Consolidated Financial Statements

September 30, 2020

(Unaudited)

 TURQUOISE HILL RESOURCES LTD.

 Consolidated Statements of Income (Loss)

  (Stated in thousands of U.S. dollars)

  (Unaudited)

		Three Months Ended		Nine Months Ended
		September 30,		September 30,
	Note	2020	2019	2020	2019

Revenue	4	$264,520	$209,189	$673,146	$944,617
Cost of sales	5	(167,991)	(174,188)	(495,871)	(567,978)
Gross margin		96,529	35,001	177,275	376,639

Operating expenses	6	(49,909)	(40,835)	(144,713)	(169,078)
Corporate administration expenses		(6,496)	(3,640)	(21,068)	(13,943)
Other income (expenses)		(250)	(1,751)	1,550	771
Impairment charges	10	-	-	-	(596,906)
Income (loss) before finance items and taxes		39,874	(11,225)	13,044	(402,517)

Finance items
Finance income	7	1,590	25,693	16,214	87,584
Finance costs	7	(1,503)	(3,987)	(4,828)	(7,714)
		87	21,706	11,386	79,870
Income (loss) from operations before taxes		$39,961	$10,481	$24,430	$(322,647)

Income and other taxes		121,803	34,591	228,608	(263,763)
Income (loss) for the period		$161,764	$45,072	$253,038	$(586,410)

Attributable to owners of Turquoise Hill Resources Ltd.		128,612	71,730	246,380	(263,548)
Attributable to owner of non-controlling interest		33,152	(26,658)	6,658	(322,862)
Income (loss) for the period		$161,764	$45,072	$253,038	$(586,410)

Basic and diluted earnings (loss) per share attributable to Turquoise Hill Resources Ltd.		$0.64	$0.36	$1.22	$(1.31)

Basic weighted average number of shares outstanding (000’s)	17	201,231	201,231	201,231	201,231

The accompanying notes are an integral part of these consolidated financial statements.

 TURQUOISE HILL RESOURCES LTD.

 Consolidated Statements of Comprehensive Income (Loss)

  (Stated in thousands of U.S. dollars)

  (Unaudited)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2020	2019	2020	2019

Income (loss) for the period	$161,764	$45,072	$253,038	$(586,410)

Other comprehensive income (loss):
Items that will not be reclassified to income:
Changes in the fair value of marketable securities at FVOCI	283	(2,353)	410	(2,962)
Other comprehensive income (loss) for the period (a)	$283	$(2,353)	$410	$(2,962)

Total comprehensive income (loss) for the period	$162,047	$42,719	$253,448	$(589,372)

Attributable to owners of Turquoise Hill	128,895	69,377	246,790	(266,510)
Attributable to owner of non-controlling interest	33,152	(26,658)	6,658	(322,862)
Total comprehensive income (loss) for the period	$162,047	$42,719	$253,448	$(589,372)

(a) No tax charges and credits arose on items recognized as other comprehensive income or loss in 2020 (2019: nil).

The accompanying notes are an integral part of these consolidated financial statements.

 TURQUOISE HILL RESOURCES LTD.

 Consolidated Statements of Cash Flows

  (Stated in thousands of U.S. dollars)

  (Unaudited)

		Three Months Ended September 30,		Nine Months Ended September 30,
	Note	2020	2019	2020	2019

Cash generated from (used in) operating activities before interest and tax	16	$89,252	$(13,050)	$125,445	$299,356

Interest received		2,393	22,347	19,591	68,457
Interest paid		(658)	(2,518)	(146,176)	(220,843)
Income and other taxes paid		(13,277)	(715)	(27,426)	(5,068)
Net cash generated from (used in) operating activities		$77,710	$6,064	$(28,566)	$141,902

Cash flows from investing activities
Receivable from related party: amounts withdrawn	18	-	260,000	511,284	790,000
Expenditures on property, plant and equipment		(254,510)	(329,166)	(817,540)	(989,449)
Proceeds from pre-production revenue		18,498	-	26,091	-
Purchase of other financial assets		(383)	-	(383)	-
Other investing cash flows		859	-	1,106	-
Cash used in investing activities		$(235,536)	$(69,166)	$(279,442)	$(199,449)

Cash flows from financing activities
Net proceeds from project finance facility		-	-	-	1,511
Repayment of project finance facility		-	-	(1,545)	-
Payment of project finance fees		-	-	-	(107)
Proceeds from bank overdraft facility		-	25,000	-	25,000
Payment of lease liability		(341)	(1,925)	(4,240)	(5,738)
Cash generated from (used in) financing activities		$(341)	$23,075	$(5,785)	$20,666

Effects of exchange rates on cash and cash equivalents		544	80	980	88
Net decrease in cash and cash equivalents		$(157,623)	$(39,947)	$(312,813)	$(36,793)

Cash and cash equivalents - beginning of period		$1,496,795	$1,606,221	$1,651,985	$1,603,067
Cash and cash equivalents - end of period		1,339,172	1,566,274	1,339,172	1,566,274
Cash and cash equivalents as presented on the balance sheets		$1,339,172	$1,566,274	$1,339,172	$1,566,274

The accompanying notes are an integral part of these consolidated financial statements.

 TURQUOISE HILL RESOURCES LTD.

 Consolidated Balance Sheets

 (Stated in thousands of U.S. dollars)

(Unaudited)

	Note	September 30, 2020	December 31, 2019

Current assets
Cash and cash equivalents	8	$1,339,172	$1,651,985
Inventories	9	185,656	175,719
Trade and other receivables		32,059	27,047
Prepaid expenses and other assets		69,493	99,671
Receivable from related party	18	-	511,284
		1,626,380	2,465,706
Non-current assets
Property, plant and equipment	10	10,614,929	9,782,647
Inventories	9	36,482	28,985
Deferred income tax assets	13	794,599	534,078
Other financial assets		15,062	10,978
		11,461,072	10,356,688
Total assets		$13,087,452	$12,822,394

Current liabilities
Borrowings and other financial liabilities	12	$44,277	$26,547
Trade and other payables	11	421,477	466,206
Deferred revenue		46,911	27,896
		512,665	520,649
Non-current liabilities
Borrowings and other financial liabilities	12	4,175,050	4,187,270
Deferred income tax liabilities	13	103,893	79,180
Decommissioning obligations	14	111,261	104,238
		4,390,204	4,370,688
Total liabilities		$4,902,869	$4,891,337

Equity
Share capital		$11,432,122	$11,432,122
Contributed surplus		1,558,889	1,558,811
Accumulated other comprehensive loss		(403)	(813)
Deficit		(3,575,509)	(3,821,889)
Equity attributable to owners of Turquoise Hill		9,415,099	9,168,231
Attributable to non-controlling interest	15	(1,230,516)	(1,237,174)
Total equity		$8,184,583	$7,931,057
Total liabilities and equity		$13,087,452	$12,822,394

The accompanying notes are an integral part of these consolidated financial statements.

The financial statements were approved by the directors on November 13, 2020 and signed on their behalf by:

/s/ P. Gillin	/s/ R. Robertson
P. Gillin, Director	R. Robertson, Director

TURQUOISE HILL RESOURCES LTD.

Consolidated Statements of Equity

(Stated in thousands of U.S. dollars)

(Unaudited)
Nine Months Ended September 30, 2020	Attributable to owners of Turquoise Hill
	Share capital	Contributed surplus	Accumulated other comprehensive income (loss)	Deficit	Total	Non-controlling interest (Note 15)	Total equity
Opening balance	$11,432,122	$1,558,811	$(813)	$(3,821,889)	$9,168,231	$(1,237,174)	$7,931,057
Income for the period	-	-	-	246,380	246,380	6,658	253,038
Other comprehensive income for the period	-	-	410	-	410	-	410
Employee share plans	-	78	-	-	78	-	78
Closing balance	$11,432,122	$1,558,889	$(403)	$(3,575,509)	$9,415,099	$(1,230,516)	$8,184,583

Nine Months Ended September 30, 2019	Attributable to owners of Turquoise Hill
	Share capital	Contributed surplus	Accumulated other comprehensive income (loss)	Deficit	Total	Non-controlling interest (Note 15)	Total equity
Opening balance	$11,432,122	$1,558,264	$844	$(3,670,310)	$9,320,920	$(910,135)	$8,410,785

Impact of change in accounting policy	-	-	-	(1,122)	(1,122)	(579)	(1,701)
Restated opening balance	$11,432,122	$1,558,264	$844	$(3,671,432)	$9,319,798	$(910,714)	$8,409,084
Loss for the period	-	-	-	(263,548)	(263,548)	(322,862)	(586,410)
Other comprehensive loss for the period	-	-	(2,962)	-	(2,962)	-	(2,962)
Employee share plans	-	443	-	-	443	-	443
Closing balance	$11,432,122	$1,558,707	$(2,118)	$(3,934,980)	$9,053,731	$(1,233,576)	$7,820,155

The accompanying notes are an integral part of these consolidated financial statements.

TURQUOISE HILL RESOURCES LTD.

Notes to the condensed interim consolidated financial statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands unless otherwise noted)

(Unaudited)

1.	Nature of operations and liquidity risk

Rio Tinto plc is the ultimate parent company and indirectly owned a 50.8% majority interest in Turquoise Hill as at September 30, 2020.

Turquoise Hill Resources Ltd. (“Turquoise Hill”), together with its subsidiaries (collectively referred to as “the Company”), is an international mining company focused principally on the operation and further development of the Oyu Tolgoi copper-gold mine in Southern Mongolia. Turquoise Hill’s head office is located at 1 Place Ville Marie, Suite 3680, Montreal, Quebec, Canada, H3B 3P2. Turquoise Hill’s registered office is located at 300-204 Black Street, Whitehorse, Yukon, Canada, Y1A 2M9.

Turquoise Hill has its primary listing in Canada on the Toronto Stock Exchange and a secondary listing in the U.S. on the New York Stock Exchange.

The condensed interim consolidated financial statements of Turquoise Hill were authorized for issue in accordance with a directors’ resolution on November 13, 2020.

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they become due.

As at September 30, 2020, the Company had $1.3 billion of available liquidity, consisting of consolidated cash and cash equivalents. The Company’s current assets exceeded current liabilities by $1.1 billion at September 30, 2020. Furthermore, in the next 12 months, the Company has non-cancellable obligations related to power commitments of $0.1 billion. The Company expects to fund its current liabilities and current commitments through its liquidity position and from cash flow generated at its existing open pit operations. The Company continues to review its near term operating plans and continues to take steps to reduce costs and maximize cash generated from its existing open pit operations.

The Company manages liquidity risk by the preparation of internally generated short-term cash flow forecasts and taking measures in response to the review of forecasts. These short-term cash flow forecasts consider estimation of future operating costs, financing costs, development capital and cash receipts from sales revenue. In addition, the possible impact of COVID-19 has been incorporated into these short-term cash flow forecasts. Sensitivity analyses are performed over these estimates including the impact of estimated commodity prices on cash receipts.

The Company believes that it has enough liquidity to meet its minimum obligations for a period of at least 12 months from the balance sheet date, to meet requirements of the Company, including its operations and underground development. Taking into consideration the estimated impacts of increases to underground development capital, as well as delays to first sustainable production, the Company expects to need significant incremental financing to sustain its operations and underground development beyond this timeframe.

TURQUOISE HILL RESOURCES LTD.

Notes to the condensed interim consolidated financial statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands unless otherwise noted)

(Unaudited)

2.	Summary of significant accounting policies

(a)	Statement of compliance

These condensed interim consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) applicable to the preparation of interim financial statements, including IAS 34, Interim Financial Reporting. These condensed interim consolidated financial statements are compliant with IAS 34 and do not include all of the information required for full annual financial statements.

These condensed interim consolidated financial statements should be read in conjunction with the Company’s annual consolidated financial statements for the year ended December 31, 2019.

(b)	Areas of judgement and estimation uncertainty

The preparation of consolidated financial statements in accordance with IFRS often requires management to make estimates about, and apply assumptions or subjective judgement to, future events and other matters that affect the reported amounts of the Company’s assets, liabilities, revenues, expenses and related disclosures. Assumptions, estimates and judgements are based on historical experience, expectations, current trends and other factors that management believes to be relevant at the time at which the Company’s consolidated financial statements are prepared.

As part of the preparation of these interim consolidated financial statements, the Company assessed whether there was any change in circumstances that may lead to a material impact on the areas of judgement and estimation uncertainty that the Company disclosed in its annual consolidated financial statements for the year ended December 31, 2019. The assessment for the three months ended September 30, 2020 included any potential impact on the Company’s areas of judgement and estimation uncertainty arising from the ongoing impact of COVID-19. Separately, the Company’s assessment considered, the announcement by the Company on July 2, 2020, that it had completed the 2020 Oyu Tolgoi Feasibility Study (OTFS20) incorporating the revised mine design and updated Mineral Reserves and Mineral Resources. In addition, the assessment included the estimated impact of the announcement made by the Company on August 28, 2020, that it had filed an updated technical report based on OTFS20.

As at September 30, 2020 and giving consideration for events that took place before the authorization date for the issuance of these condensed interim consolidated financial statements, the Company concluded that there were no events or transactions that materially impacted the areas of judgement and estimation uncertainty included within its annual consolidated financial statements for the year ended December 31, 2019 that could affect the reported amounts of the Company’s assets, liabilities, revenues, expenses and related disclosures.

(c)	New standards and interpretations adopted

A number of new standards, and amendments to standards and interpretations, are effective as of January 1, 2020, and have been applied in preparing these consolidated financial statements. None of these standards and amendments to standards and interpretations had a significant effect on the consolidated financial statements of the Company.

TURQUOISE HILL RESOURCES LTD.

Notes to the condensed interim consolidated financial statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands unless otherwise noted)

(Unaudited)

2.	Summary of significant accounting policies (continued)

(d)	New standards and interpretations not yet adopted

Property, Plant and Equipment: Proceeds before Intended Use (Amendments to IAS 16): The amendments prohibit an entity from deducting from the cost of an item of property, plant, and equipment any proceeds from selling items produced while bringing that asset to the location and condition necessary for it to be capable of operating in the manner intended by management. This amendment is effective for the Company’s annual reporting period beginning January 1, 2022, with early adoption permitted. The Company is in the process of assessing the impact of the adoption of this amendment.

None of the remaining standards and amendments to standards and interpretations which have been issued but are not yet effective are expected to have a significant effect on the consolidated financial statements of the Company.

TURQUOISE HILL RESOURCES LTD.

Notes to the condensed interim consolidated financial statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands unless otherwise noted)

(Unaudited)

3.	Operating segment

	Three Months Ended September 30, 2020
	Oyu Tolgoi	Corporate and other eliminations	Consolidated
Revenue	$264,520	$-	$264,520

Cost of sales	(167,991)	-	(167,991)

Gross margin	96,529	-	96,529

Operating (expenses) income	(60,709)	10,800	(49,909)

Corporate administration expenses	-	(6,496)	(6,496)

Other income (expenses)	733	(983)	(250)

Income (loss) before finance items and taxes	36,553	3,321	39,874

Finance items

Finance income	644	946	1,590

Finance costs	(75,040)	73,537	(1,503)

Income (loss) from operations before taxes	$(37,843)	$77,804	$39,961

Income and other taxes	135,348	(13,545)	121,803

Income (loss) for the period	$97,505	$64,259	$161,764

Depreciation and depletion	42,841	56	42,897

Capital additions	299,975	-	299,975

Total assets	11,886,514	1,200,938	13,087,452

Revenue by geographic destination is based on the ultimate country of destination, if known. If the destination of the concentrate sold through traders is not known, then revenue is allocated to the location of the concentrate at the time when revenue is recognized. During the three months ended September 30, 2020 and 2019, principally all of Oyu Tolgoi’s revenue arose from concentrate sales to customers in China and revenue from individual customers in excess of 10% of Oyu Tolgoi’s revenue was $63.6 million, $57.3 million, $29.7 million, $29.0 million, and $25.9 million (September 30, 2019 - $29.0 million, $27.5 million, $23.1 million, and $22.9 million, and $20.4 million).

All long-lived assets of the Oyu Tolgoi segment, other than financial instruments and deferred tax assets, are located in Mongolia.

TURQUOISE HILL RESOURCES LTD.

Notes to the condensed interim consolidated financial statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands unless otherwise noted)

(Unaudited)

3.	Operating segment (continued)

	Three Months Ended September 30, 2019

	Oyu Tolgoi	Corporate and other eliminations	Consolidated

Revenue	$209,189	$-	$209,189

Cost of sales	(174,188)	-	(174,188)

Gross margin	35,001	-	35,001

Operating (expenses) income	(53,116)	12,281	(40,835)

Corporate administration expenses	-	(3,640)	(3,640)

Other expenses	(1,569)	(182)	(1,751)
Income (loss) before finance items and taxes	(19,684)	8,459	(11,225)

Finance items

Finance income	8,116	17,577	25,693

Finance costs	(116,500)	112,513	(3,987)
Income (loss) from operations before taxes	$(128,068)	$138,549	$10,481

Income and other taxes	49,664	(15,073)	34,591

Income (loss) for the period	$(78,404)	$123,476	$45,072

Depreciation and depletion	37,317	-	37,317

Capital additions	432,886	-	432,886

Total assets	10,082,102	2,704,936	12,787,038

TURQUOISE HILL RESOURCES LTD.

Notes to the condensed interim consolidated financial statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands unless otherwise noted)

(Unaudited)

3.	Operating segment (continued)

	Nine Months Ended September 30, 2020

	Oyu Tolgoi	Corporate and other eliminations	Consolidated

Revenue	$673,146	$-	$673,146

Cost of sales	(495,871)	-	(495,871)
Gross margin	177,275	-	177,275

Operating (expenses) income	(176,596)	31,883	(144,713)

Corporate administration expenses	-	(21,068)	(21,068)

Other income (expenses)	4,338	(2,788)	1,550

Income before finance items and taxes	5,017	8,027	13,044

Finance items

Finance income	3,803	12,411	16,214

Finance costs (a)	(255,613)	250,785	(4,828)

Income (loss) from operations before taxes	$(246,793)	$271,223	$24,430

Income and other taxes	266,377	(37,769)	228,608
Income (loss) for the period	$19,584	$233,454	$253,038

Depreciation and depletion	132,834	85	132,919

Capital additions	974,681	-	974,681

Total assets	11,886,514	1,200,938	13,087,452

(a) During the three months ended September 30, 2020, the Company determined that it had incorrectly accounted for the impact of capitalized intragroup borrowings in the calculation of non-controlling interests, therefore overstating the finance costs included in the Oyu Tolgoi segment and understating the income attributable to the non-controlling interest in each of the periods ended March 31, 2020 and June 30, 2020. Adjustments for the periods ended March 31, 2020 and June 30, 2020 have been recast in the operating segment note above for the nine-month period ended September 30, 2020 to reflect the impact of the additional capitalized intragroup borrowings in the Oyu Tolgoi segment, together with the offsetting elimination in the Corporate and other eliminations. As a result of these adjustments, income attributable to the non-controlling interest increased by $10.2 million and $12.3 million in the three month periods ended March 31, 2020 and June 30, 2020, respectively.

Revenue by geographic destination is based on the ultimate country of destination, if known. If the destination of the concentrate sold through traders is not known, then revenue is allocated to the location of the concentrate at the time when revenue is recognized. During the nine months ended September 30, 2020 and 2019, principally all of Oyu Tolgoi’s revenue arose from concentrate sales to customers in China and revenue from individual customers in excess of 10% of Oyu Tolgoi’s revenue was $162.4 million, $138.1 million, $84.0 million, and $71.4 million (September 30, 2019 - $169.2 million, $110.2 million, $97.9 million, and $97.0 million).

All long-lived assets of the Oyu Tolgoi segment, other than financial instruments and deferred tax assets, are located in Mongolia.

TURQUOISE HILL RESOURCES LTD.

Notes to the condensed interim consolidated financial statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands unless otherwise noted)

(Unaudited)

3.	Operating segment (continued)

	Nine Months Ended September 30, 2019

	Oyu Tolgoi	Corporate and other eliminations	Consolidated

Revenue	$944,617	$-	$944,617

Cost of sales	(567,978)	-	(567,978)
Gross margin	376,639	-	376,639

Operating (expenses) income	(206,377)	37,299	(169,078)

Corporate administration expenses	-	(13,943)	(13,943)

Other income	330	441	771

Impairment charges	(596,906)	-	(596,906)
Income (loss) before finance items and taxes	(426,314)	23,797	(402,517)

Finance items

Finance income	23,463	64,121	87,584

Finance costs	(335,933)	328,219	(7,714)
Income (loss) from operations before taxes	$(738,784)	$416,137	$(322,647)
Income and other taxes	(210,809)	(52,954)	(263,763)
Income (loss) for the period	$(949,593)	$363,183	$(586,410)

Depreciation and depletion	140,123	-	140,123

Capital additions	1,313,595	-	1,313,595

Total assets	10,082,102	2,704,936	12,787,038

TURQUOISE HILL RESOURCES LTD.

Notes to the condensed interim consolidated financial statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands unless otherwise noted)

(Unaudited)

4.	Revenue

	Three Months Ended September 30, 2020			Nine Months Ended September 30, 2020
	Revenue from contracts with customers	Other revenue (a)	Total revenue	Revenue from contracts with customers	Other revenue (a)	Total revenue

Total revenue:

Copper	$189,857	$8,963	$198,820	$501,490	$15,866	$517,356

Gold	59,670	1,399	61,069	139,659	5,614	145,273

Silver	4,397	234	4,631	9,970	547	10,517
	$253,924	$10,596	$264,520	$651,119	$22,027	$673,146

	Three Months Ended September 30, 2019			Nine Months Ended September 30, 2019
	Revenue from contracts with customers	Other revenue (a)	Total revenue	Revenue from contracts with customers	Other revenue (a)	Total revenue

Total revenue:

Copper	$162,989	$(9,583)	$153,406	$625,867	$(16,157)	$609,710

Gold	49,098	3,271	52,369	317,823	7,026	324,849

Silver	3,282	132	3,414	9,672	386	10,058
	$215,369	$(6,180)	$209,189	$953,362	$(8,745)	$944,617

(a) Other revenue relates to gains (losses) on the revaluation of trade receivables.

5.	Cost of sales

	Three Months Ended September 30,		Nine Months Ended September 30,
	2020	2019	2020	2019
Production and delivery	$125,723	$137,751	$367,531	$433,899

Depreciation and depletion	42,268	34,944	128,340	134,119

Reversal of provision against carrying value of inventories (Note 9)	-	1,493	-	(40)
	$167,991	$174,188	$495,871	$567,978

TURQUOISE HILL RESOURCES LTD.

Notes to the condensed interim consolidated financial statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands unless otherwise noted)

(Unaudited)

6.	Operating expenses

	Three Months Ended September 30,		Nine Months Ended September 30,
	2020	2019	2020	2019

Oyu Tolgoi administration expenses	$29,971	$29,921	$93,386	$95,848

Royalty expenses	15,505	11,134	39,960	51,595

Inventory reversals (a)	(252)	(6,197)	(2,611)	(1,765)

Selling expenses	4,056	3,603	9,117	17,248

Depreciation	629	2,373	4,579	6,004

Other	-	1	282	148
	$49,909	$40,835	$144,713	$169,078

(a)	Inventory write downs (reversals) include net adjustments to the carrying value of ore stockpile inventories and materials and supplies; refer to Note 9.

7.	Finance items

	Three Months Ended September 30,		Nine Months Ended September 30,
	2020	2019	2020	2019
Finance income:

Interest income (a)	$1,590	$25,693	$16,214	$87,584
	$1,590	$25,693	$16,214	$87,584

Finance costs:

Interest expense and similar charges	$(79,254)	$(100,051)	$(262,649)	$(304,580)

Amounts capitalized to property, plant and equipment (b)	78,787	97,400	260,972	300,872

Accretion of decommissioning obligations (Note 14)	(1,036)	(1,336)	(3,151)	(4,006)
	$(1,503)	$(3,987)	$(4,828)	$(7,714)

(a)

Finance income for the three and nine months ended September 30, 2020 includes $0.2 million and $4.6 million (September 30, 2019 - $14.0 million and $55.0 million) on the related party receivable, which had previously been placed with Rio Tinto under an agreement for cash management services in connection with net proceeds from the project finance facility (refer to Note 18) and which was settled during the nine months ended September 30, 2020.

(b)	The majority of the finance costs capitalized to property, plant and equipment were capitalized at the weighted average rate of the Company’s general borrowings of 8.4% (refer to Note 10).

TURQUOISE HILL RESOURCES LTD.

Notes to the condensed interim consolidated financial statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands unless otherwise noted)

(Unaudited)

8.	Cash and cash equivalents

	September 30, 2020	December 31, 2019
Cash at bank and on hand	$36,591	$112,572

Money market funds and other cash equivalents (a)	1,302,581	1,539,413

	$1,339,172	$1,651,985

(a)	At September 30, 2020, short-term liquid investments of $210.0 million (December 31, 2019 - $210.0 million) have been placed with Rio Tinto (refer to Note 18).

9.	Inventories

	September 30, 2020	December 31, 2019
Current

Concentrate	$36,122	$26,801

Ore stockpiles	43,404	45,713

Provision against carrying value of ore stockpiles	-	(908)

Materials and supplies	181,648	179,795

Provision against carrying value of materials and supplies	(75,518)	(75,682)

	$185,656	$175,719

Non-current

Ore stockpiles	$36,482	$30,640

Provision against carrying value of ore stockpiles	-	(1,655)

	$36,482	$28,985

During the three and nine months ended September 30, 2020, $168.0 million (2019 - $174.2 million) and $495.9 million (2019 - $568.0 million) of inventory was charged to cost of sales (Note 5).

During the three and nine months ended September 30, 2020, net reversals of $0.3 million (2019 – $4.7 million) and net reversals of $2.6 million (2019 – $1.8 million) were recognized in the consolidated statement of income relating to inventory write off and movement in provisions against carrying value. During the three and nine months ended September 30, 2020, inventory on which there was a provision against carrying value of nil (2019 - $2.8 million) and $0.1 million (2019 - $15.1 million) was sold and recognized in cost of sales for the period.

TURQUOISE HILL RESOURCES LTD.

Notes to the condensed interim consolidated financial statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands unless otherwise noted)

(Unaudited)

10.	Property, plant and equipment

	Oyu Tolgoi

Nine Months Ended September 30, 2020	Mineral property interests	Plant and equipment	Capital works in progress	Other capital assets	Total

Net book value:

January 1, 2020	$723,516	$3,126,331	$5,931,750	$1,050	$9,782,647

Additions (a)	5,965	-	707,744	-	713,709

Interest capitalized (Note 7)	-	-	260,972	-	260,972

Changes to decommissioning obligations	3,872	-	-	-	3,872

Depreciation for the period	(40,614)	(104,185)	-	(85)	(144,884)

Disposals and write offs	-	(858)	(529)	-	(1,387)

Transfers and other movements	-	20,460	(20,460)	-	-

September 30, 2020	$692,739	$3,041,748	$6,879,477	$965	$10,614,929

Cost	1,280,478	4,857,903	7,244,183	1,131	13,383,695
Accumulated depreciation / impairment	(587,739)	(1,816,155)	(364,706)	(166)	(2,768,766)

September 30, 2020	$692,739	$3,041,748	$6,879,477	$965	$10,614,929

	Oyu Tolgoi

Nine Months Ended September 30, 2019	Mineral property interests	Plant and equipment	Capital works in progress	Other capital assets	Total

Net book value:

January 1, 2019 as previously reported	$799,113	$3,263,447	$4,775,745	$-	$8,838,305

Impact of change in accounting policy	-	14,429	-	-	14,429

January 1, 2019 restated	$799,113	$3,277,876	$4,775,745	$-	$8,852,734

Additions (a)	50,132	1,561	961,030	-	1,012,723

Interest capitalized (Note 7)	-	-	300,872	-	300,872
Depreciation for the period	(34,757)	(97,145)	-	-	(131,902)

Impairment charges (b)	(52,007)	(180,192)	(364,707)	-	(596,906)

Disposals and write offs	-	-	(148)	-	(148)

Transfers and other movements	(1,141)	31,878	(30,737)	-	-

September 30, 2019	$761,340	$3,033,978	$5,642,055	$-	$9,437,373

Cost	1,296,237	4,770,206	6,006,762	-	12,073,205
Accumulated depreciation / impairment	(534,897)	(1,736,228)	(364,707)	-	(2,635,832)

September 30, 2019	$761,340	$3,033,978	$5,642,055	$-	$9,437,373

TURQUOISE HILL RESOURCES LTD.

Notes to the condensed interim consolidated financial statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands unless otherwise noted)

(Unaudited)

10.	Property, plant and equipment (continued)

(a)

Pre-production revenue of $18.5 million, and associated costs of $2.4 million, have been recorded as a net reduction to additions to Capital works in progress during the three months ended September 30, 2020. Pre-production revenue of $26.1 million, and associated costs of $5.4 million, have been recorded as a net reduction to additions to Capital works in progress during the nine months ended September 30, 2020 (2019: nil).

(b)	Impairment charges at June 30, 2019

On July 15, 2019, the Company provided an update on the Oyu Tolgoi underground project summarizing preliminary estimates for increased capital expenditure for project development and a schedule delay to first sustainable production. These preliminary estimates indicated that first sustainable production could be delayed by 16 to 30 months compared to the original feasibility study guidance in 2016 and that development capital expenditure for the project may increase by $1.2 billion to $1.9 billion over the $5.3 billion previously disclosed. Together, these matters were identified as an indicator of impairment at the Oyu Tolgoi cash generating unit level at June 30, 2019.

The Company’s assessment of FVLCD resulted in a recoverable amount of $8.7 billion compared to a carrying value of $9.3 billion at June 30, 2019, resulting in a $0.6 billion impairment charge in the three month period ended June 30, 2019.

11.	Trade and other payables

	September 30, 2020	December 31, 2019
Trade payables and accrued liabilities	$292,250	$389,476

Interest payable on long-term borrowings	48,463	9,814

Payable to related parties (Note 18)	79,422	65,903

Other	1,342	1,013
	$421,477	$466,206

TURQUOISE HILL RESOURCES LTD.

Notes to the condensed interim consolidated financial statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands unless otherwise noted)

(Unaudited)

12.	Borrowings and other financial liabilities

	September 30, 2020	December 31, 2019
Current liabilities:

Project finance facility (a)	$43,489	$22,177

Lease liabilities (b)	788	4,370
	$44,277	$26,547

	September 30, 2020	December 31, 2019
Non-current liabilities:

Project finance facility (a)	$4,159,154	$4,170,058

Lease liabilities (b)	15,896	17,212
	$4,175,050	$4,187,270

(a) Project finance facility

On December 14, 2015, Oyu Tolgoi signed a $4.4 billion project finance facility. The facility is provided by a syndicate of international financial institutions and export credit agencies representing the governments of Canada, the United States and Australia, along with 15 commercial banks. The project finance lenders have agreed to a debt cap of $6.0 billion. In addition to the funding drawn down to date there is an additional $0.1 billion available, subject to certain conditions, under the Company’s facility with the Export-Import Bank of the United States, and the potential for an additional $1.6 billion of supplemental debt in the future. Under the terms of the project finance facility held by Oyu Tolgoi, there are certain restrictions on the ability of Oyu Tolgoi to make shareholder distributions.

At September 30, 2020, Oyu Tolgoi has drawn down $4.3 billion of the project finance facility:

	September 30, 2020		Original	Annual interest rate
Facility	Carrying Value (i)	Fair Value (i)	Term	Pre-completion	Post-completion

International Financial Institutions - A Loan	$780,003	$862,400	15 years	LIBOR + 3.78%	LIBOR + 4.78%

Export Credit Agencies	876,044	967,096	14 years	LIBOR + 3.65%	LIBOR + 4.65%
Loan	277,605	335,780	13 years	2.3%	2.3%

MIGA Insured Loan	680,572	747,092	12 years	LIBOR + 2.65%	LIBOR + 3.65%

Commercial Banks - B Loan				LIBOR + 3.4%	LIBOR + 4.4%
	1,588,419	1,754,192	12 years	Includes $50 million 15-year loan at A Loan rate
	$4,202,643	$4,666,560

TURQUOISE HILL RESOURCES LTD.

Notes to the condensed interim consolidated financial statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands unless otherwise noted)

(Unaudited)

12.	Borrowings and other financial liabilities (continued)

(a) Project finance facility (continued)

(i)

The carrying value of borrowings under the project finance facility differs from fair value due to amortized transaction costs, and changes in the estimate of fair value between the initial recognition date and the balance sheet date. Project finance borrowings were initially recognized at fair value less transaction costs on the relevant draw down dates, with aggregate initial fair value being $4,348.9 million before transaction costs. At September 30, 2020, these borrowings are stated net of $144.7 million in amortized transaction costs.

Oyu Tolgoi has notified its project lenders that the COVID-19 pandemic constitutes a force majeure event under its project finance facilities, which will have the effect of extending the June 30, 2028 project longstop date under those facilities for the duration of the force majeure.

(ii)

The project finance facility provides for interest only payments for the first five years followed by minimum repayments according to a stepped amortization schedule for the remaining life of the facility.

(iii)

The Multilateral Investment Guarantee Agency (“MIGA”) provides political risk insurance for commercial banks. The Company is required to pay an annual insurance premium of 1.4% of the MIGA Insured Loan for the remaining life of the facility.

(b)	Lease liabilities are discounted at the weighted average incremental borrowing rate of 7.2%

13.	Deferred income taxes

	September 30, 2020	December 31, 2019
Deferred tax assets

Non-capital losses	$394,471	$208,921

Other temporary differences including accrued interest	400,128	325,157
	$794,599	$534,078

Deferred tax liabilities

Withholding tax	(103,893)	(79,180)
	$(103,893)	$(79,180)

TURQUOISE HILL RESOURCES LTD.

Notes to the condensed interim consolidated financial statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands unless otherwise noted)

(Unaudited)

14.	Decommissioning obligations

	Nine Months Ended September 30,
	2020	2019

Opening carrying amount	$104,238	$131,565

Changes in estimates and new estimated cash flows	3,872	(1,141)

Accretion of present value discount	3,151	4,006
	$111,261	$134,430

All decommissioning obligations relate to Oyu Tolgoi. Reclamation and closure costs have been estimated based on the Company’s interpretation of current regulatory requirements and other commitments made to stakeholders, and are measured as the net present value of future cash expenditures upon reclamation and closure.

Estimated future cash expenditures of $226.0 million (December 31, 2019 - $212.6 million) have been discounted from an anticipated closure date of 2055 to their present value at a real rate of 2.0% (December 31, 2019 - 2.0%).

15.	Non-controlling interest

	Non-controlling Interest: Oyu Tolgoi (a) Nine Months Ended September 30,
	2020	2019

Balance, January 1	$(1,237,174)	$(910,135)

Impact of change in accounting policy	-	(579)

Restated balance, January 1	$(1,237,174)	$(910,714)

Non-controlling interest’s share of income (loss)	6,658	(322,862)

Common share investments funded on behalf of non-controlling interest (a)	98,600	102,000

Funded amounts repayable to the Company (a)	(98,600)	(102,000)
Balance, September 30	$(1,230,516)	$(1,233,576)

(a)

Since 2011, the Company has funded common share investments in Oyu Tolgoi on behalf of Erdenes Oyu Tolgoi LLC (“Erdenes”). In accordance with the Amended and Restated Shareholders Agreement dated September 8, 2011, such funded amounts earn interest at an effective annual rate of LIBOR plus 6.5% and are repayable to the Company via a pledge over Erdenes’ share of future Oyu Tolgoi common share dividends. Erdenes also has the right to reduce the outstanding balance by making payments directly to the Company.

Common share investments funded on behalf of Erdenes are recorded as a reduction to the net carrying value of non-controlling interest. As at September 30, 2020, the cumulative amount of such funding was $1,339.3 million (December 31, 2019 - $1,240.7 million). Interest of $768.6 million (December 31, 2019 - $654.9 million) relating to this funding, has not been recognized in these condensed interim consolidated financial statements, as payment will be triggered on common share dividend distribution by Oyu Tolgoi, the certainty of which cannot currently be reliably determined.

TURQUOISE HILL RESOURCES LTD.

Notes to the condensed interim consolidated financial statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands unless otherwise noted)

(Unaudited)

16.	Cash flow information

(a)	Reconciliation of net income (loss) to net cash flow generated from (used in) operating activities before interest and tax

	Three Months Ended September 30,		Nine Months Ended September 30,
	2020	2019	2020	2019

Income (loss) for the period	$161,764	$45,072	$253,038	$(586,410)

Adjustments for:
Depreciation and amortization	42,897	37,317	132,919	140,123
Impairment charges	-	-	-	596,906
Finance items:
Interest income	(1,590)	(25,693)	(16,214)	(87,584)
Interest and accretion expense	1,503	3,987	4,828	7,714
Unrealized foreign exchange gains	(289)	(80)	(5,042)	(88)
Inventory reversals	(252)	(4,704)	(2,611)	(1,805)
Write off of property, plant and eqipment	-	-	282	149
Income and other taxes	(121,803)	(34,591)	(228,608)	263,763
Other items	289	(637)	955	210

Net change in non-cash operating working capital items:
(Increase) decrease in:
Inventories	1,702	14,868	(18,182)	42,711
Trade, other receivables and prepaid expenses	15,627	14,626	(17,183)	4,063
(Decrease) increase in:
Trade and other payables	(19,996)	(44,105)	2,248	(23,376)
Deferred revenue	9,400	(19,110)	19,015	(57,020)
Cash generated from (used in) operating activities before interest and tax	$89,252	$ (13,050)	$125,445	$299,356

(b)	Supplementary information regarding other non-cash transactions

The non-cash investing and financing activities not already disclosed in the consolidated statements of cash flows were as follows:

	Three Months Ended September 30		Nine Months Ended September 30
	2020	2019	2020	2019

Investing activities
Change in accounts payable and accrued liabilities related to purchase of property, plant and equipment	$(8,278)	$2,116	$(66,892)	$3,739

TURQUOISE HILL RESOURCES LTD.

Notes to the condensed interim consolidated financial statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands unless otherwise noted)

(Unaudited)

17.	Earnings per Share

On October 23, 2020, the Company implemented a consolidation (or reverse stock split) of the Company’s issued and outstanding common shares at a ratio of one post-consolidation share for every ten pre-consolidation shares. The consolidation reduced the number of issued and outstanding common shares of the Company from 2,012,314,469 shares to 201,231,430 shares. The reduction in the number of issued and outstanding common shares was retrospectively incorporated into the determination of the basic weighted average number of shares outstanding for the purpose of calculating basic and diluted earnings (loss) per share attributable to Turquoise Hill Resources Ltd.

18.	Related parties

As at September 30, 2020, Rio Tinto plc’s indirect equity ownership in the Company was 50.8% (December 31, 2019: 50.8%). The following tables present the condensed interim consolidated financial statements line items within which transactions with a Rio Tinto entity or entities (“Rio Tinto”) are reported. Rio Tinto entities comprise Rio Tinto plc, Rio Tinto Limited and their respective subsidiaries other than Turquoise Hill and its subsidiaries.

	Three Months Ended September 30,		Nine Months Ended September 30,
Statements of Income	2020	2019	2020	2019

Operating and corporate administration expenses:

Cost recoveries - Turquoise Hill	$174	$(724)	$2,454	$(655)

Management services payment (i)	(7,885)	(7,569)	(21,839)	(23,864)

Cost recoveries - Rio Tinto (ii)	(13,990)	(10,210)	(31,063)	(30,986)

Finance income:

Cash and cash equivalents (iii)	278	4,104	2,210	15,039

Receivable from Rio Tinto (iv)	173	14,026	4,564	55,020

Finance costs:
Completion support fee (v)	(27,947)	(27,170)	(82,305)	(81,510)
	$(49,197)	$(27,543)	$(125,979)	$(66,956)
	Three Months Ended September 30,		Nine Months Ended September 30,
Statements of Cash Flows	2020	2019	2020	2019

Cash generated from operating activities

Interest received (iii, iv)	$1,332	$14,900	$9,625	$50,395

Interest paid (v)	-	-	(25,972)	(78,395)

Cash flows from investing activities

Receivable from related party: amounts withdrawn (iv)	-	260,000	511,284	790,000

Expenditures on property, plant and equipment:

Management services payment and cost recoveries - Rio Tinto (i), (ii)	(23,572)	(9,444)	(48,380)	(39,779)

TURQUOISE HILL RESOURCES LTD.

Notes to the condensed interim consolidated financial statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands unless otherwise noted)

(Unaudited)

18.	Related parties (continued)

Balance Sheets	September 30, 2020	December 31, 2019

Cash and cash equivalents (iii)	$210,000	$210,000

Trade and other receivables	1,337	5,763

Prepaid expenses and other assets	28,917	82,808

Receivable from related party and other non-current financial assets (iv)	-	511,284

Trade and other payables (Note 11)

Management services payment - Rio Tinto (i)	(10,761)	(14,156)

Cost recoveries - Rio Tinto (ii)	(68,661)	(51,747)
	$160,832	$743,952

(i)

In accordance with the Amended and Restated Shareholders’ Agreement, which was signed on September 8, 2011, and other related agreements, Turquoise Hill is required to make a management services payment to Rio Tinto equal to a percentage of all capital costs and operating costs incurred by Oyu Tolgoi from March 31, 2010 onwards. After signing the Underground Mine Development and Financing Plan on May 18, 2015, the management services payment to Rio Tinto is calculated as 1.5% applied to underground development capital costs, and 3% applied to operating costs and capital related to current operations.

(ii)

Rio Tinto recovers the costs of providing general corporate support services and mine management services to Turquoise Hill. Mine management services are provided by Rio Tinto in its capacity as the manager of Oyu Tolgoi.

(iii)

In addition to placing cash and cash equivalents on deposit with banks or investing funds with other financial institutions, Turquoise Hill may deposit cash and cash equivalents with Rio Tinto in accordance with an agreed upon policy and strategy for the management of liquid resources. At September 30, 2020, cash equivalents deposited with wholly owned subsidiaries of Rio Tinto totalled $210.0 million (December 31, 2019 - $210.0 million), earning interest at rates equivalent to those offered by financial institutions or short-term corporate debt.

(iv)

As part of project finance (Note 12), Turquoise Hill appointed 9539549 Canada Inc., a wholly owned subsidiary of Rio Tinto, as service provider to provide post-drawdown cash management services in connection with net proceeds from the project finance facility, which were placed with 9539549 Canada Inc. and shall be returned to Turquoise Hill as required for purposes of Oyu Tolgoi underground mine development and funding. Rio Tinto International Holdings Limited, a wholly owned subsidiary of Rio Tinto, agreed to guarantee the obligations of the service provider under this agreement. At September 30, 2020, there were no amounts due from 9539549 Canada Inc. (December 31, 2019 - $511.3 million). Amounts due had been earning interest at an effective annual rate of LIBOR plus 2.45%. The interest rate reflected: interest receivable at LIBOR minus 0.05%; plus a benefit of 2.5% arising on amounts receivable from 9539549 Canada Inc. under the Cash Management Services Agreement, which are net settled with the 2.5% completion support fee described in (v) below.

TURQUOISE HILL RESOURCES LTD.

Notes to the condensed interim consolidated financial statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands unless otherwise noted)

(Unaudited)

18.	Related parties (continued)

(v)

As part of the project finance agreements (Note 12), Rio Tinto agreed to provide a guarantee, known as the completion support undertaking (“CSU”) in favour of the Commercial Banks and the Export Credit Agencies. In consideration for providing the CSU, the Company is required to pay Rio Tinto a fee equal to 2.5% of the amounts drawn under the facility. The annual completion support fee of 2.5% on amounts drawn under the facility is accounted for as a borrowing cost and included within interest expense and similar charges (refer to Note 7). The fee is settled net of a benefit arising on amounts receivable from 9539549 Canada Inc. under the Cash Management Services Agreement described in (iv) above. The fee payment obligation will terminate on the date Rio Tinto’s CSU obligations to the project lenders terminate.

The above noted transactions were carried out in the normal course of operations and were measured at the transaction amount, which is the amount of consideration established and agreed to by the related parties.

19.	Commitments and contingencies

(a)	Capital commitments

At September 30, 2020, the Company had capital expenditure commitments of $37.2 million. These commitments represent minimum non-cancellable obligations and exit costs for cancellable obligations.

During 2018, Oyu Tolgoi signed a new power purchase agreement with the National Power Transmission Grid (“NPTG”) of Mongolia. The power purchase agreement was executed in connection with the power import arrangement between NPTG and the Inner Mongolia Power International Corporation (“IMPIC”).

The new arrangement took effect on July 4, 2018, subsequent to the expiry of the previous IMPIC agreement, for a term of up to six years, with possibility of early cancelation after the fourth year, if a domestic power plant is commissioned earlier.

At September 30, 2020, the Company had power purchase commitments of $146.4 million. These commitments represent minimum non-cancellable obligations.

(b)	Mongolian Tax Assessment

On January 16, 2018, the Company announced that Oyu Tolgoi received a tax assessment for approximately $155 million (which was converted from Mongolian Tugrik to U.S. dollars at the exchange rate on that date) from the Mongolian Tax Authority (the “MTA”) as a result of a general tax audit for the period covering 2013 through 2015. In January 2018 Oyu Tolgoi paid an amount of $4.8 million to settle unpaid taxes, fines and penalties for accepted items.

TURQUOISE HILL RESOURCES LTD.

Notes to the condensed interim consolidated financial statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands unless otherwise noted)

(Unaudited)

19.	Commitments and contingencies (continued)

(b)	Mongolian Tax Assessment (continued)

The Company was of the opinion that Oyu Tolgoi had paid all taxes and charges required under the 2009 Oyu Tolgoi Investment Agreement (“Investment Agreement”), the Amended and Restated Shareholder Agreement (“ARSHA”), the Underground Mine Development and Financing Plan and Mongolian Law. Following engagement with the MTA, Oyu Tolgoi was advised that the MTA could not resolve Oyu Tolgoi’s objections to the tax assessment.

On February 20, 2020, the Company announced that Oyu Tolgoi will be proceeding with the initiation of a formal international arbitration proceeding in accordance with the dispute resolution provisions within Chapter 14 of the Investment Agreement, entered into with the Government of Mongolia in 2009 and Chapter 8 of the Oyu Tolgoi Underground Mine Development and Financing Plan, entered into with the Government of Mongolia in 2015. The dispute resolution provisions call for arbitration under the United Nations Commission on International Trade Law (UNCITRAL) seated in London before a panel of three arbitrators.

By agreeing to resolve the dispute under UNCITRAL Arbitration Rules, both parties have agreed that the arbitral award shall be final and binding on both parties and the parties shall carry out the award without delay.

Management remains of the opinion that Oyu Tolgoi has paid all taxes and charges as required under the Investment Agreement, ARSHA, the Underground Mine Development and Financing Plan and Mongolian law; and in the opinion of the Company, at September 30, 2020, a provision is not required for the amount of approximately $150 million, disputed by the Company relating to the years 2013 through 2015 or any additional amounts related to 2016 through September 30, 2020. The amounts that could arise related to 2016 through September 30, 2020 would be material. The final amount of taxes to be paid depends on a number of factors including the outcome of discussions with the government and the outcome of the international arbitration proceedings. Changes in management’s assessment of the outcome of this matter could result in material adjustments to the Company’s statements of income and financial position.

TURQUOISE HILL RESOURCES LTD.

Notes to the condensed interim consolidated financial statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands unless otherwise noted)

(Unaudited)

19.	Commitments and contingencies (continued)

(c)	Power Source Framework Agreement

Oyu Tolgoi is obliged under the 2009 Oyu Tolgoi Investment Agreement to secure a long-term domestic source of power for the Oyu Tolgoi mine. The Power Source Framework Agreement (PSFA) entered into between Oyu Tolgoi and the Government of Mongolia on December 31, 2018 provides a binding framework and pathway for long-term power supply to the Oyu Tolgoi mine. The PSFA originally contemplated the construction of a power plant at Tavan Tolgoi (TTPP), which would be majority-owned by Oyu Tolgoi and situated close to the Tavan Tolgoi coal mining district located approximately 150 kilometres from the Oyu Tolgoi mine. In April 2020, the Government of Mongolia advised that it was unwilling to support Oyu Tolgoi’s proposal to develop TTPP and announced its intention to fund and construct a State Owned Power Plant (SOPP) at Tavan Tolgoi.

On June 26, 2020, Oyu Tolgoi and the Government of Mongolia amended the PSFA (PSFA Amendment) to reflect their agreement to jointly prioritise and progress SOPP, in accordance with and subject to agreed milestones, as the domestic source of power for the Oyu Tolgoi mine. The milestones include: signing a Power Purchase Agreement for the supply of power to the Oyu Tolgoi mine by March 31, 2021, commencing construction of SOPP by no later than July 1, 2021, commissioning SOPP within four years thereafter, and reaching agreement with the Inner Mongolia Power Investment Corp on an extension to the existing power import arrangements by March 1, 2021 in order to ensure there is no disruption to the power supply required to safeguard the Oyu Tolgoi mine’s ongoing operations and development. The PSFA Amendment provides that if certain agreed milestones are not met in a timely manner (subject to extension for Delay Events as defined) then Oyu Tolgoi will be entitled to select from, and implement, the alternative power solutions specified in the PSFA (as amended), including an Oyu Tolgoi-led coal fired power plant and a primary renewables solution, and the Government of Mongolia would be obliged to support such decision.

As at September 30, 2020, the Company had no capital commitments related to the PSFA, TTPP, or SOPP.

(d)	Class Action Complaint

On October 14, 2020, a class action complaint was filed in the U.S. District Court, Southern District of New York against the Company, certain of its current and former officers as well as Rio Tinto and certain of its officers. The complaint alleges that the defendants made material misstatements and material omissions with respect to, among other things, the schedule, cost and progress to completion of the development of Oyu Tolgoi in violation of Section 10(b) of the U.S. Securities Exchange Act and Rule 10b-5 thereunder. The Company believes that the complaint against it is without merit.

Due to the size, complexity and nature of Turquoise Hill’s operations, various legal and tax matters arise in the ordinary course of business. Turquoise Hill recognizes a liability with respect to such matters when an outflow of economic resources is assessed as probable and the amount can be reliably estimated. In the opinion of management, these matters will not have a material effect on the condensed interim consolidated financial statements of the Company.

TURQUOISE HILL RESOURCES LTD.

Notes to the condensed interim consolidated financial statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands unless otherwise noted)

(Unaudited)

20.	Financial instruments and fair value measurements

Certain of the Company’s financial assets and liabilities are measured at fair value on a recurring basis and classified in their entirety based on the lowest level of input that is significant to the fair value measurement. Certain non-financial assets and liabilities may also be measured at fair value on a non-recurring basis.

The fair value of financial assets and financial liabilities measured at amortized cost is determined in accordance with accepted pricing models based on discounted cash flow analysis or using prices from observable current market transactions. Except as otherwise specified, the Company considers that the carrying amount of other receivables, trade payables and other financial assets measured at amortized cost approximates their fair value because of the demand nature or short-term maturity of these instruments.

The following tables provide an analysis of the Company’s financial assets that are measured subsequent to initial recognition at fair value on a recurring basis, grouped into Level 1 to 3 based on the degree to which the significant inputs used to determine the fair value are observable.

•	Level 1 fair value measurements are those derived from quoted prices in active markets for identical assets or liabilities.
•	Level 2 fair value measurements are those derived from inputs other than quoted prices included within Level 1, that are observable either directly or indirectly.
•	Level 3 fair value measurements are those derived from valuation techniques that include significant inputs that are not based on observable market data.

		Fair Value at September 30, 2020
	Total	Level 1	Level 2	Level 3

Money market funds (a)	$667,553	$667,553	$-	$-

Marketable securities (a)	4,557	4,557	-	-

Trade receivables (b)	27,623	-	27,623	-
	$699,733	$672,110	$27,623	$-

		Fair Value at December 31, 2019
	Total	Level 1	Level 2	Level 3

Money market funds (a)	$876,126	$876,126	$-	$-

Marketable securities (a)	3,909	3,909	-	-

Trade receivables (b)	16,881	-	16,881	-
	$896,916	$880,035	$16,881	$-

(a)	The Company’s money market funds and marketable securities are classified within level 1 of the fair value hierarchy as they are valued using quoted market prices in active markets.

(b)	Trade receivables from provisionally priced concentrate sales are included in level 2 of the fair value hierarchy as the basis of valuation uses quoted commodity prices.

TURQUOISE HILL RESOURCES LTD.

Notes to the condensed interim consolidated financial statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands unless otherwise noted)

(Unaudited)

21.	Subsequent events

Subsequent to the end of the quarter, on November 4, 2020, the Company announced that, following approval by the Special Committee of the Company’s Board, it commenced arbitration proceedings seeking a declaration to clarify the provisions of certain agreements with Rio Tinto International Holdings Limited (RTIHL) and a related party of RTIHL relating to their role and obligations to support the Company in seeking additional financing for the Oyu Tolgoi project. The arbitration was commenced in British Columbia, in accordance with the relevant agreements between the parties.

The commencement of the arbitration proceedings follows recent discussions with Rio Tinto relating to the re-profiling of Oyu Tolgoi LLC’s existing project debt, which was contemplated by the Memorandum of Understanding announced by the Company on September 10, 2020.

The Special Committee of the Company’s Board concluded that Rio Tinto’s approach to the financing of the Oyu Tolgoi project is incompatible with the Company’s announced strategy to maximize debt and / or hybrid financing for the Oyu Tolgoi project so as to minimize the size, and defer the timing, of an equity rights offering (if any). The Special Committee believes that the arbitration will provide needed clarity from an independent third party as to the parties’ respective rights and obligations with respect to the financing process. The arbitration process is confidential, and it is expected to take between 3 and 5 months to reach a decision, which will be final and binding on the parties.